As Filed With The Securities and Exchange Commission On November 10, 2003

Registration No. 811-8160; 333-108497

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No. 1

Post-Effective Amendment No.

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 8

SEPARATE ACCOUNT VA-5NLNY

(Exact Name of Registrant)

TRANSAMERICA FINANCIAL LIFE INSURANCE COMPANY

(Name of Depositor)

TRANSAMERICA LIFE INSURANCE COMPANY OF
NEW YORK

(Former Name of Depositor)

4 Manhattanville Road

Purchase, NY 10577

(Address of Depositor’s Principal Executive Office)

Depositor’s Telephone Number: (800) 525-6205

Darin D. Smith, Esquire

Transamerica Financial Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499

(Name and Address of Agent for Service)

Copies to:

Frederick R. Bellamy, Esquire

Sutherland, Asbill and Brennan L.L.P

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004-2404

Title of Securities Being Registered:    Distinct Assets from Transamericasm

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus, Supplements and Exhibits for the Distinct Assets from Transamericasm Variable Annuity are hereby incorporated by reference to the Post-Effective Amendment No. 5 to the Form N-4 Registration Statement (333-47219; 811-08677) filed on April 26, 2001.

DISTINCT ASSETS from TRANSAMERICAsm

A VARIABLE ANNUITY

Issued by

Transamerica Financial Life Insurance Company

(Formerly Transamerica Life Insurance Company of New York)

Supplement Dated November 10, 2003

to the

Prospectus dated May 1, 1998

Transamerica Life Insurance Company of New York was merged with and into AUSA Life Insurance Company, Inc. on or about April 1, 2003, and subsequently AUSA Life Insurance Company, Inc. changed its name to Transamerica Financial Life Insurance Company (“TFLIC”). TFLIC was incorporated under the laws of the State of New York on October 3, 1947. It is engaged in the sale of life and health insurance and annuity policies. TFLIC is a Transamerica Company and a wholly-owned indirect subsidiary of AEGON USA, Inc., which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc. is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged in primarily in the insurance business. TFLIC is licensed in the District of Columbia and all states except Hawaii.

FEE TABLE

The following table describes the fees and expenses that you will pay when buying, owning and surrendering the policy. The first table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer values between investment options. State premium taxes may also be deducted.

Policy Owner Transaction Expenses
Sales Load Imposed on Premiums	None
Surrender Fee	None
Transfer Fee(1)	$10

(1)	There is a fee of $10 (or 2% of the amount of the transfer, whichever is less) for each transfer in excess of 10 in any Contract Year.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including the investment portfolios’ fees and expenses.

Annual Policy Charge (1)	$25
Separate Account Annual Expenses (as a percentage of assets in the Separate Account)
Base Separate Account Expenses:
Mortality and Expense Risk Charge	0.85%
Administrative Expense Charge(2)	0.15%

Total Base Separate Account Annual Expenses	1.00%

(1)	This is a maximum annual charge. The Annual Policy Charge is the lesser of $25 or 2% of the Account Value.
(2)	There is currently no Administrative Expense Charge. If one is added in the future, it will not exceed an annual rate of 0.15% of the Separate Account assets.

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies for the year ended December 31, 2002 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses(1)	Minimum	Maximum
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	0.48%	2.33%

(1)	The fee table information relating to the underlying fund portfolios is for the year ending December 31, 2002 (unless otherwise noted) and was provided to TFLIC by the underlying funds, their investment advisers or managers, and TFLIC has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the underlying funds may be greater or less than those shown in the Table.

EXAMPLE

The following example illustrates the maximum expenses that you would incur on a $10,000 Premium Payment over various periods, assuming (1) a 5% annual rate of return, (2) full surrender at the end of each period, and (3) an average policy value of $60,000 (a deduction has been made to reflect the $25 Annual Policy Charge). The examples assume that current fee waivers and expense reimbursement arrangements for a fund will continue for the periods shown. As noted in the Fee Table, the Policy imposes no surrender or withdrawal charges of any kind. Your expenses are identical whether you continue the Policy or withdraw the entire value of your Policy at the end of the applicable period as a lump sum or under one of the Policy’s Annuity Payment Options.

1 Year	3 Years	5 Years	10 Years
$325	$993	$1,685	$3,524

These examples should not be considered representatives of past or future expenses. Actual expenses paid may be greater or less than those shown, subject to the guarantees in the policy. The assumed 5% annual rate of return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than this assumed rate.

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements: Financial Statements and Schedules – Statutory Basis of AUSA Life Insurance Company, Inc. Years Ended December 31, 2002, 2001 and 2000. Note 1

Financial Statements – Separate Account VA-5NLNY of Transamerica Life Insurance Company of New York Year Ended December 31, 1997. Note 2

(b)	Exhibits:

(1) (a)	Resolution of the Board of Directors of Transamerica Life Insurance Company of New York authorizing the creation of Separate Account VA-5NLNY. Note 3

(2)	Not Applicable.

(3)	Principal Underwriting Agreement by and between Transamerica Life Insurance Company of New York, on its own behalf and on the behalf of the Separate Account, and AFSG Securities Corporation. Note 6

(4)	Group Contract Form, Certificate Form, and Endorsements. Note 4

(5) (a)	Form of Acceptance of Group Annuity Contract. Note 4

(b)	Form of Variable Annuity Application to Certificate. Note 4

(6) (a)	Articles of Incorporation of AUSA Life Insurance Company, Inc. Note 5

(b)	By Laws of AUSA Life Insurance Company, Inc. Note 5

(7)	Not Applicable.

(a)	Form of Participation Agreements. Note 9

(9)	Opinion and Consent of Counsel Note 10

(10) (a)	Consent of Counsel Note 11

(b)	Consent of Independent Auditors Note 2

(11)	Not Applicable.

(12)	Note Applicable.

(13)	Performance Data Calculations Note 12

(14)	Powers of Attorney Note 8

Note 1.	Incorporated herein by reference to Post-Effective Amendment No. 18 to Form N-4 Registration Statement (File No. 33-55152) filed on April 29, 2003.
Note 2.	Incorporated herein by reference to Post-Effective Amendment No. 5 to Form N-4 Registration Statement (File No. 33-71748) filed on May 1, 1998.
Note 3.	Incorporated by reference to the initial filing to Form N-4 Registration Statement (File No. 333-71748) filed November 17, 1993.
Note 4.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-71748) filed on February 2, 1994.
Note 5.	Incorporated by reference to the initial filing of the Registration Statement (File No. 33-83560) filed September 1, 1994.
Note 6.	Incorporated herein by reference to Post-Effective Amendment No. 15 to Form N-4 Registration Statement (File No. 33-55152) filed on April 30, 2002.
Note 7.	Incorporated herein by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-47219) filed on June 11, 1998.
Note 8.	Incorporated herein by reference to the initial filing to Form N-4 Registration Statement (File No. 333-104243) filed on April 2, 2003.
Note 9.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-71748) filed on October 4, 1994.
Note 10.	Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 Registration Statement (File No. 33-71748) filed on April 26, 1996.
Note 11.	Incorporated herein by reference to Post-Effective Amendment No. 4 to Form N-4 Registration Statement (File No. 33-71748) filed on April 28, 1997.
Note 12.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 33-71746) filed on May 2, 1994 and Post-Effective Amendment No. 2 to Form N-4 Registration Statement (File No. 33-71748) filed April 28, 1995.

Item 25.	Directors and Officers of the Depositor (Transamerica Financial Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
Mark W. Mullin 4 Manhattanville Road Purchase, NY 10577	Director and Chairman of the Board
William L. Busler 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director and Vice President
Craig D. Vermie 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Secretary and Corporate Counsel
Marc Abrahms 375 Willard Avenue Newington, CT 06111	Director

William Brown, Jr. 14 Windward Avenue White Plains, NY 10605	Director
Brenda K. Clancy 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Treasurer
James Byrne, Jr. 130 Liberty Street, 31st Floor New York, NY 10006	Director
Robert S. Rubinstein 4 Manhattanville Road Purchase, NY 10577	Director, Vice President and Assistant Secretary
Peter P. Post 415 Madison Avenue, 2nd Floor New York, NY 10017-1163	Director
Colette Vargas 4 Manhattanville Road Purchase, NY 10577	Director and Chief Actuary
Robert F. Colby 4 Manhattanville Road Purchase, NY 10577	Director, Vice President and Assistant Secretary
Cornelis H. Verhagen 51 JFK Parkway Short Hills, NJ 07078	Director
Steven E. Frushtick 500 5th Avenue New York, NY 10110	Director
Peter G. Kunkel 4 Manhattanville Road Purchase, NY 10057	Director
Frank A. Camp 4333 Edgewood Road, N.E. Cedar Rapids, IA 52499-0001	Vice President and Counsel

Item 26.     Persons Controlled by or under Common Control With the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON N.V.	Netherlands	32.47% of Vereniging AEGON Netherlands Membership Association	Holding company

AEGON Derivatives B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding company

AEGON International N.V.	Netherlands	100% AEGON N.V.	Holding company

The AEGON Trust Voting Trust Trustees: Donald J. Shepard Dennis Hersch Joseph B.M. Streppel	Delaware		Voting Trust

AEGON U.S. Holding Corporation	Delaware	225 shares of Series A Preferred Stock owned by Scottish Equitable Finance Limited	Holding company

Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company

COPRA Reinsurance Company	New York	100% AEGON U.S. Holding Corporation	Holding company

AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company

AEGON U.S. Corporation	Iowa	AEGON U.S. Holding Corporation owns 10,000 shares (75.54%); AEGON USA, Inc. owns 3,238 shares (24.46%)	Holding Company

AEGON USA, Inc.	Iowa	10 shares Series A Preferred Stock owned by AEGON U.S Holding Corporation; 150,000 shares of Class B Non-Voting Stock owned by AEGON U.S. Corporation; 100 shares Voting Common Stock owned by AEGON U.S Corporation	Holding company

RCC North America LLC	Delaware	100% AEGON USA, Inc.	Real estate

ALH Properties Eight LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Eleven LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Fifteen LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Five LLC	Delaware	100% RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
ALH Properties Four LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Fourteen LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Nine LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Seven LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Seventeen LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Sixteen LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Ten LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Thirteen LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Three LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Twelve LLC	Delaware	100% RCC North America LLC	Real estate

ALH Properties Two LLC	Delaware	100% RCC North America LLC	Real estate

BF Equity LLC	New York	100% RCC North America LLC	Real estate

Eighty-Six Yorkville, Inc.	Delaware	100% RCC North America LLC	Real estate

FGH Eastern Region LLC	Delaware	100% RCC North America LLC	Real estate

FGH Property Services LLC	Delaware	100% RCC North America LLC	Real estate

FGH Realty Credit LLC	Delaware	100% RCC North America LLC	Real estate

FGH USA LLC	Delaware	100% RCC North America LLC	Real estate

FGP 106 Fulton, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP 109th Street LLC	Delaware	100% RCC North America LLC	Real estate

FGP 90 West Street LLC	Delaware	100% RCC North America LLC	Real estate

FGP Bala, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Broadway LLC	Delaware	100% RCC North America LLC	Real estate

FGP Burkewood, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Bush Terminal, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Centereach, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Colonial Plaza, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Coram, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Emerson, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Franklin LLC.	Delaware	100% RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
FGP Herald Center, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Heritage Square, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Islandia, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Keene LLC	Delaware	100% RCC North America LLC	Real estate

FGP Lincoln, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Main Street, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Merrick, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Northern Blvd., Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Remsen, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Rockbeach, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Schenectady, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP Stamford, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP West 14th Street, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP West 32nd Street, Inc.	Delaware	100% RCC North America LLC	Real estate

FGP West Street Two LLC	Delaware	100% RCC North America LLC	Real estate

FGP West Street LLC	Delaware	100% RCC North America LLC	Real estate

Fifth FGP LLC	Delaware	100% RCC North America LLC	Real estate

First FGP LLC	Delaware	100% RCC North America LLC	Real estate

Fourth FGP LLC	Delaware	100% RCC North America LLC	Real estate

Second FGP LLC	Delaware	100% RCC North America LLC	Real estate

Seventh FGP LLC	Delaware	100% RCC North America LLC	Real estate

The RCC Group, Inc.	Delaware	100% RCC North America, LLC	Real estate

Third FGP LLC	Delaware	100% RCC North America, LLC	Real estate

Transamerica Holding Company LLC	Delaware	100 shares Common Stock owned by AEGON USA, Inc; 100 shares Series A Preferred Stock owned by AEGON USA, Inc.	Holding company

AEGON Funding Corp.	Delaware	100% Transamerica Holding Corporation LLC	Issue debt securities-net proceeds used to make loans to affiliates

AEGON USA Investment Management, LLC	Iowa	100% Transamerica Holding Corporation LLC.	Investment advisor

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

AUSA Holding Company	Maryland	100% AEGON USA, Inc.	Holding company

AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer

World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing

AEGON USA Investment Management, Inc.	Iowa	100% AUSA Holding Company	Investment advisor

AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Company	Administrative and investment services

RCC Properties Limited Partnership	Iowa	AEGON USA Realty Advisors, Inc. is General Partner and 5% owner.	Limited Partnership

QSC Holding, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and financial software production and sales

Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Information Systems for real estate investment management

Real Estate Alternatives Portfolio 1 LLC	DE	100% AEGON USA Realty Advisors, Inc.	Real estate alternatives investment

AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company

Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance

Premier Solutions Group, Inc.	Maryland	100% Creditor Resources, Inc.	Credit insurance

CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurance agency

Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor

Diversified Investors Securities Corp.	Delaware	100% Diversified Investment Advisors, Inc.	Broker-Dealer

George Beram & Company, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting

AEGON/Transamerica Investors Services, Inc.	Florida	100% AUSA Holding Company	Shareholder services

InterSecurities, Inc.	Delaware	100% AUSA Holding Co.	Broker-Dealer

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Provider of automobile extended maintenance contracts

Massachusetts Fidelity Trust Co.	Iowa	100% AUSA Holding Co.	Trust company

Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies

ADB Corporation, L.L.C.	Delaware	100% Money Services, Inc.	Special purpose limited Liability company

AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services

ORBA Insurance Services, Inc.	California	40.15% Money Services, Inc.	Insurance agency

Great Companies, L.L.C.	Iowa	30% Money Services, Inc.	Markets & sells mutual funds & individually managed accounts

Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Co.	Holding company

Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management srvcs. to unaffiliated third party administrator

Monumental General Mass Marketing, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage

Trip Mate Insurance Agency, Inc.	Kansas	100% Monumental General Insurance Group, Inc.	Sale/admin. of travel insurance

National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services

Roundit, Inc.	Maryland	50% AUSA Holding Co.	Financial services

Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer

Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator

Zahorik Company, Inc.	California	100% AUSA Holding Co.	Broker-Dealer

ZCI, Inc.	Alabama	100% Zahorik Company, Inc.	Insurance agency

Zahorik Texas, Inc.	Texas	100% Zahorik Company, Inc.	Insurance agency

Commonwealth General Corporation (“CGC”)	Delaware	100% AEGON U.S. Corporation	Holding company

Academy Insurance Group, Inc.	Delaware	100% Commonwealth General Corporation	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Academy Life Insurance Co.	Missouri	100% Academy Insurance Group, Inc.	Insurance company

Pension Life Insurance Company of America	New Jersey	100% Academy Life Insurance Company	Insurance company

Ammest Massachusetts Insurance Agency, Inc.	Massachusetts	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Ammest Realty, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Ampac, Inc.	Texas	100% Academy Insurance Group, Inc.	Managing general agent

Ampac Insurance Agency, Inc. (EIN 23-2364438)	Pennsylvania	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

FED Financial, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Force Financial Group, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Force Financial Services, Inc.	Massachusetts	100% Force Financial Group, Inc.	Special-purpose subsidiary

Military Associates, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

NCOAA Management Company	Texas	100% Academy Insurance Group, Inc.	Special-purpose subsidiary

Unicom Administrative Services, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Provider of admin. services

Unicom Administrative Services, GmbH	Germany	100% Unicom Administrative Services, Inc.	Provider of admin. services

AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and admin. services to ins. cos.

AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies

AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Broker-Dealer

Ampac Insurance Agency, Inc. (EIN 23-1720755)	Pennsylvania	100% Commonwealth General Corporation	Provider of management support services

Compass Rose Development Corporation	Pennsylvania	100% Ampac Insurance Agency, Inc.	Special-purpose subsidiary

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Financial Planning Services, Inc.	Dist. Columbia	100% Ampac Insurance Agency, Inc.	Special-purpose subsidiary

Frazer Association Consultants, Inc.	Illinois	100% Ampac Insurance Agency, Inc.	TPA license-holder

National Home Life Corporation	Pennsylvania	100% Ampac Insurance Agency, Inc.	Special-purpose subsidiary

Valley Forge Associates, Inc.	Pennsylvania	100% Ampac Insurance Agency, Inc.	Furniture & equipment lessor

Veterans Benefit Plans, Inc.	Pennsylvania	100% Ampac Insurance Agency, Inc.	Administrator of group insurance programs

Veterans Insurance Services, Inc.	Delaware	100% Ampac Insurance Agency, Inc.	Special-purpose subsidiary

Benefit Plans, Inc.	Delaware	100% Commonwealth General Corporation	TPA for Peoples Security Life Insurance Company

AEGON Alliances, Inc.	Virginia	100% Benefit Plans, Inc.	General agent

Capital 200 Block Corporation	Delaware	100% Commonwealth General Corporation	Real estate holdings

Capital General Development Corporation	Delaware	100% Commonwealth General Development	Holding company

Monumental Life Insurance Company	Maryland	73.23% Capital General Development Company 26.77% First AUSA Life Insurance Company	Insurance company

AEGON Direct Marketing Services, Inc.	Maryland	100% Monumental Life Insurance Company	Marketing company

Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company

Apple Partners of Iowa LLC	Iowa	58.13% Monumental Life Insurance Company; 41.87% Peoples Benefit Life Insurance Company	Hold title on Trustee’s Deeds on secured property

Ammest Realty Corporation	Texas	100% Monumental Life Insurance Company	Special-purpose subsidiary

Exchange Management Services, Inc.	Missouri	100% Monumental Life Insurance Company	Management company

Peoples Benefit Life Insurance Company	Iowa	3.7% CGC 20% Capital Liberty, L.P. 76.3% Monumental Life Insurance Company	Insurance company

Coverna Direct Insurance Agency, Inc.	Maryland	100% Peoples Benefit Life Insurance Company	Insurance agency

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

JMH Operating Company, Inc.	Mississippi	100% People’s Benefit Life Insurance Company	Real estate holdings

Capital Liberty, L.P.	Delaware	99.0% Monumental Life Insurance Company (Limited Partner); 1.0% Commonwealth General Corporation (General Partner)	Holding company

Consumer Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Credit card protection

Global Premier Reinsurance Company, Ltd.	British Virgin	100% Commonwealth General Corporation	Reinsurance company

Health Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan

Insurance Consultants	Nebraska	100% Commonwealth General Corporation	Brokerage

Icon Partners, Limited	UK	100% Insurance Consultants, Inc.	Insurance intermediary

Quest Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Travel discount plan

Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation

Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Stonebridge Casualty Insurance Company	Ohio	100% AEGON U.S. Corporation	Insurance company

AEGON DMS Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company

Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company

Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company

Cornerstone International Marketing Ltd.	UK	100% Cornerstone International Holdings Ltd.	Marketing company

Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company

Transamerica Direct Marketing Korea Ltd.	Korea	99% AEGON DMS Holding B.V.: 1% AEGON International N.V.	Marketing company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Direct Marketing Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company

Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company

Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary

Transamerica Direct Marketing Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company

Transamerica Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company

Transamerica Corporation	Delaware	100% Transamerica Holding B.V.	Major interest in insurance and finance

AEGON Funding Corp. II	Delaware	100% Transamerica Corp.	Commercial paper insurance

Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Life insurance

ARC Reinsurance Corporation	Hawaii	100% Transamerica Corp,	Property & Casualty Insurance

Inter-America Corporation	California	100% Transamerica Corp.	Insurance Broker

Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Property & Casualty Insurance

Transamerica Business Technologies Corporation.	Delaware	100% Transamerica Corp.	Telecommunications and data processing

Transamerica CBO I, Inc.	Delaware	100% Transamerica Corp.	Owns and manages a pool of high-yield bonds

Transamerica Corporation (Oregon)	Oregon	100% Transamerica Corp.	Name holding only – Inactive

Transamerica Finance Corporation (“TFC”)	Delaware	100% Transamerica Corp.	Commercial & Consumer Lending & equipment leasing

TA Leasing Holding Co., Inc.	Delaware	100% TFC	Holding company

Trans Ocean Ltd.	Delaware	100% TA Leasing Holding Co. Inc.	Holding company

Trans Ocean Container Corp. (“TOCC”)	Delaware	100% Trans Ocean Ltd.	Intermodal leasing

SpaceWise Inc.	Delaware	100% Transamerica Ocean Container Corp.	Intermodal leasing

Trans Ocean Leasing Deutschland GmbH	Germany	100% Transamerica Ocean Container Corp.	Intermodal leasing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Trans Ocean Management Corporation	California	100% Transamerica Ocean Container Corp.	Inactive

Trans Ocean Management S.A.	Switzerland	100% Transamerica Ocean Container Corp.	Intermodal leasing

Trans Ocean Regional Corporate Holdings	California	100% Transamerica Ocean Container Corp.	Holding company

Transamerica Leasing Inc.	Delaware	100% Transamerica Leasing Holding Co.	Leases & Services intermodal equipment

Transamerica Leasing DO Brasil LTDA.	Brazil	100% Transamerica Leasing, Inc.	Container Leasing

Transamerica Leasing Holdings Inc. (“TLHI”)	Delaware	100% Transamerica Leasing Inc.	Holding company

Greybox Logistics Services Inc.	Delaware	100% TLHI	Intermodal leasing

Greybox L.L.C. (“G”)	Delaware	100% TLHI	Intermodal freight container interchange facilitation service

Transamerica Trailer Leasing S.N.C.	France	100% Greybox L.L.C.	Leasing

Greybox Services Limited	U.K.	100% TLHI	Intermodal leasing

Intermodal Equipment, Inc.	Delaware	100% TLHI	Intermodal leasing

Transamerica Leasing N.V.	Belgium	100% Intermodal Equipment Inc.	Leasing

Transamerica Leasing SRL	Italy	100% Intermodal Equipment Inc.	Leasing

Transamerica Distribution Services, Inc.	Delaware	100% TLHI	Dormant

Transamerica Leasing Coordination Center	Belgium	100% TLHI	Leasing

Transamerica Leasing GmbH	Germany	100% TLHI	Leasing

Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% TLHI	Leasing

Transamerica Leasing Limited	U.K.	100% TLHI	Leasing

ICS Terminals (UK) Limited	U.K.	100% Transamerica Leasing Limited	Leasing

Transamerica Leasing Pty. Ltd.	Australia	100% TLHI	Leasing

Transamerica Leasing (HK) Ltd.	H.K.	100% TLHI	Leasing

Transamerica Leasing (Proprietary) Limited	South Africa	100% TLHI	In Liquidation – Intermodal leasing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

Transamerica Trailer Holdings I Inc.	Delaware	100% TLHI	Holding company

Transamerica Funding LP	UK	98% Transamerica Trailer Holdings I, Inc.; 1% Transamerica Distribution Services, Inc.; 1% ICS Terminals (UK) Limited	Intermodal leasing

Transamerica Trailer Holdings II Inc.	Delaware	100% TLHI	Holding company

Transamerica Trailer Holdings III Inc.	Delaware	100% TLHI	Holding company

Transamerica Trailer Leasing AB	Sweden	100% TLHI	Leasing

Transamerica Trailer Leasing AG	Switzerland	100% TLHI	Leasing

Transamerica Trailer Leasing A/S	Denmark	100% TLHI	Leasing

Transamerica Trailer Leasing GmbH	Germany	100% TLHI	Leasing

Transamerica Trailer Leasing (Belgium) N.V.	Belgium	100% TLHI	Leasing

Transamerica Trailer Leasing (Netherlands) B.V.	Netherlands	100% TLHI	Leasing

Transamerica Alquiler de Trailer Spain S.L.	Spain	100% TLHI	Leasing

Transamerica Transport Inc.	New Jersey	100% TLHI	Dormant

TREIC Enterprises, Inc.	Delaware	100% TFC	Investments

TFC Properties, Inc.	Delaware	100% TFC	Holding company

Transamerica Retirement Communities S.F., Inc.	Delaware	100% TFC Properties, Inc.	Owned property

Transamerica Retirement Communities S.J., Inc.	Delaware	100% TFC Properties, Inc.	Owned property

Transamerica Commercial Finance Corporation, I	Delaware	100% TFC.	Holding company

Transamerica Commercial Finance Corporation, II (“TCFCII”)	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company

BWAC Credit Corporation	Delaware	100% TCFCII	Inactive

BWAC International Corporation	Delaware	100% TCFCII	Retail Appliance and furniture stores

BWAC Twelve, Inc.	Delaware	100% TCFCII	Holding company

TIFCO Lending Corporation	Illinois	100% BWAC Twelve, Inc.	General financing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Insurance Finance Corporation	Maryland	100% BWAC Twelve, Inc.	Insurance premium financing

Transamerica Insurance Finance Corporation, California	California	100% Transamerica Insurance Finance Corporation	Insurance premium

TBCC Funding Trust I	Delaware	100% TCFCII	Delaware Business Trust

TBCC Funding I LLC	Delaware	100% TBCC Funding Trust I	Delaware Business Trust

TBCC Funding Trust II	Delaware	100% TCFCII	Delaware Business Trust

TBCC Funding II LLC	Delaware	100% TBCC Funding Trust II	Delaware Business Trust

Private Label Funding LLC	Delaware	100% TBCC Funding Trust II	Delaware Business Trust

M Credit, Inc.	Delaware	100% TCFCII	Commercial lending

Bay Capital Corporation	Delaware	100% M Credit, Inc.	Special purpose corporation

Coast Funding Corporation	Delaware	100% M Credit, Inc.	Special purpose corporation

Transamerica Small Business Capital, Inc.	Delaware	100% M Credit, Inc.	Holding company

Gulf Capital Corporation	Delaware	100% M Credit, Inc.	Special purpose corporation

Direct Capital Equity Investments, Inc.	Delaware	100% M Credit, Inc.	Small business loans

Direct Capital Partners LLC	Delaware	33.33% M Credit, Inc.	Investment banking

Direct Capital Partners LP	Delaware	25% Direct Capital Partners LLC (General Partner); 75% Direct Capital Equity Investments, Inc. (Limited Partnership)	Investment banking

Inland Water Transportation LLC	Delaware	100% Capital Partners LP	Finance barges

TBC IV, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax I, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax II, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax III, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax IV, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
TBC Tax V, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax VI, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax VII, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax VIII, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

TBC Tax IX, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation

T Holdings, Inc.	Delaware	100% TCFCII	Holding company

TBC I, Inc.	Delaware	100% T Holdings, Inc.	Special purpose corporation

Facta LLP	Illinois	50% TBC I, Inc.	Commercial finance

TBC III, Inc.	Delaware	100% TBCC	Special purpose corporation

Transcap Trade Finance	Illinois	50% TBC III, Inc.	Commercial finance

Transamerica Mezzanine Financing, Inc.	Delaware	100% T Holdings, Inc.	Holding company

Transamerica Commercial Real Estate Finance LLC	Illinois	100% T Holdings, Inc.	Bridge/mezzanine finance

Transamerica Business Capital Corporation	Delaware	100% TCFCII	Commercial lending

Auto Funding Services LLC	Delaware	100% Transamerica Business Capital Corporation	Commercial lending

Transamerica Distribution Finance Corporation (“TDFC”)	Delaware	100% TCFCII	Holding company

Transamerica Accounts Holding Corporation	Delaware	100% Transamerica Distribution Finance Corporation	Holding company

ARS Funding Corporation	Delaware	100% Transamerica Accounts Holding Corporation	Dormant

Transamerica Inventory Finance Corporation (“TIFC”)	Delaware	100% Transamerica Distribution Finance Corporation	Holding company

BWAC Seventeen, Inc.	Delaware	100% TIFC	Holding company

Transamerica Commercial Finance Canada, Limited	Ontario	100% BWAC Seventeen, Inc.	Dormant

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Commercial Finance Corporation, Canada	Canada	100% BWAC Seventeen, Inc.	Commercial finance

Transamerica Acquisition Corporation, Canada	Canada	100% Transamerica Commercial Finance Corporation, Canada	Holding company

Cantrex Group Inc.	Quebec	100% Transamerica Acquisition Corporation Canada	Buying group and retail merchant services

2953-9087 Quebec, Inc.	Quebec	100% Cantrex Group Inc.	Inactive

Corbeil Electrique, Inc.	Quebec	100% Cantrex Group, Inc.	Inactive

Prestex Marketing, Inc.	Canada	100% Cantrex Group, Inc.	Inactive

BWAC Twenty-One, Inc.	Delaware	100% TIFC	Holding company

ODBH Ltd./Harley Davidson Acceptance	U.K.	100% BWAC Twenty-One, Inc.	Holding company

Transamerica Commercial Holdings Limited	U.K.	100% BWAC Twenty-One Inc.	Holding company

Transamerica Trailer Leasing Limited	N.Y.	100% Transamerica Commercial Holding Limited	Leasing

Transamerica Commercial Finance Limited	U.K.	100% Transamerica Commercial Holding Limited	Commercial lending

TDF Credit Insurance Services Limited	U.K.	100% Transamerica Commercial Finance Limited	Credit insurance brokerage

Whirlpool Financial Corporation Polska SpoZOO	Poland	100% Transamerica Commercial Finance Limited	Inactive—commercial finance

Transamerica Commercial Finance France S.A.	France	100% TIFC	Factoring company

Transamerica GmbH, Inc.	Delaware	100% TIFC	Holding company

Transamerica Fincieringsmaatschappij B.V.	Netherlands	100% Transamerica GmbH, Inc.	Commercial lending in Europe

Transamerica GmbH	Germany	90% Transamerica GmbH, Inc.	Commercial lending in Germany

Transamerica Commercial Finance Corporation	Delaware	100% TIFC	Finance company

TCF Asset Management Corporation	Colorado	100% Transamerica Commercial Finance Corporation	A depository for foreclosed real and personal property

Transamerica Catalyst Financial Services LLC	Delaware	100% Transamerica Commercial Finance Corporation	Owns & operates electronic/internet enabled system

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Distribution Finance Insurance Services, Inc.	Illinois	100% Transamerica Commercial Finance Corporation	Finance company

Transamerica Distribution Finance Factorje S.A. de C.V.	Mexico	99% Transamerica Commercial Finance Corporation	Finance company

Inventory Funding Trust	Delaware	100% Transamerica Commercial Finance Corporation	Delaware Business Trust

Inventory Funding Company, LLC	Delaware	100% Inventory Funding Trust	Holding company

Transamerica Joint Ventures, Inc.	Delaware	100% Transamerica Commercial Finance Corporation	Holding company

Transamerica Venture LLC	Delaware	100% Transamerica Joint Ventures, Inc.	Ownership and operation of a commercial finance business for Brunswick Corp. customers

Amana Finance	Illinois	50% Transamerica Joint Ventures, Inc.	Commercial finance

American Standard Financial Services	Illinois	50% Transamerica Joint Ventures, Inc.	Commercial finance

Penske Financial Services LLC	Delaware	50% Transamerica Joint Ventures, Inc.	Commercial finance

Polaris Acceptance	Illinois	50% Transamerica Joint Ventures, Inc.	Commercial finance

Transamerica Distribution Finance Corporation—Overseas, Inc.	Delaware	100% Transamerica Commercial Finance Corporation	Commercial Finance

TDF-Mauritius Limited	Mauritius	100% Transamerica Distribution Finance Corporation—Overseas, Inc.	Mauritius holding company

Transamerica Apple Distribution Finance Public Limited	India	69.94% TDF-Mauritius Limited	Finance company

Transamerica Distribution Finance Corporation de Mexico S. de R.L. de C.V.	Mexico	100% Transamerica Commercial Finance Corporation	Holding company in Mexican subsidiaries

TDF de Mexico S. de R.L. de C.V.	Mexico	99% Transamerica Distribution Finance Corporation de Mexico S. de R.L. de C.V.	Service company for Whirlpool receivables

Transamerica Corporate Services De Mexico S. de R.L. de CV	Mexico	99% Transamerica Distribution Finance Corporation de Mexico S. de R.L. de C.V.	Holds employees

Distribution Support Services LLC	Delaware	100% Transamerica Commercial Finance Corporation	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Equipment Financial Services Corporation (“TEFSC”)	Delaware	100% TCFCII	Investment in Various equipment leases and loans

First AUSA Life Insurance Company	Maryland	385,000 shares Common Stock owned by Transamerica Holding Company LLC; 115,000 Series A Preferred Stock owned by Transamerica Holding Company LLC	Insurance holding company

AUSA Life Insurance Company, Inc.	New York	82.33% First AUSA Life Insurance Company 17.67% Veterans Life Insurance Company	Insurance

AUSACAN LLP	Canada	General Partner—AUSA Holding Company (1%); Limited Partner—First AUSA Life Insurance Company (99%)	Inter-company lending and general business

Bankers Financial Life Ins. Co.	Arizona	100% Voting Common Stock Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.	Insurance

Iowa Fidelity Life Insurance Co.	Arizona	Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote	Insurance

Life Investors Insurance Company of America	Iowa	504,032 shares Common Stock owned by First AUSA Life Insurance Company; 504,033 shares Series A Preferred Stock owned by First AUSA Life Insurance Company.	Insurance

Life Investors Alliance, LLC	Delaware	100% LIICA	Purchase, own, and hold the equity interest of other entities

Monumental General Casualty Co.	Maryland	100% First AUSA Life Ins. Co.	Insurance

Monumental General Life Insurance Company of Puerto Rico	Puerto Rico	First AUSA Life Insurance Company owns 51%; Baldrich & Associates of Puerto Rico owns 49%.	Insurance

Southwest Equity Life Ins. Co.	Arizona	100% of Common Voting Stock First AUSA Life Ins. Co.	Insurance

The Whitestone Corporation	Maryland	100% First AUSA Life Ins. Co.	Insurance agency

United Financial Services, Inc.	Maryland	100% First AUSA Life Ins. Co.	General agency

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Western Reserve Life Assurance Co. of Ohio	Ohio	100% First AUSA Life Ins. Co.	Insurance

AEGON Equity Group, Inc.	Florida	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

AEGON/Transamerica Fund Advisers, Inc.	Florida	Western Reserve Life Assurance Company of Ohio owns 77%; AUSA Holding Company owns 23%	Fund advisor

Transamerica Income Shares, Inc.	Maryland	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

IDEX Mutual Funds	Massachusetts	100% AEGON/Transamerica Fund Advisers, Inc.	Mutual fund

AEGON/Transamerica Fund Services, Inc.	Florida	100% Western Reserve Life Assurance Co. of Ohio	Mutual fund

AEGON/Transamerica Series Fund, Inc.	Maryland	Various	Investment advisor, transfer agent, administrator, sponsor, principal underwriter/distributor or general partner.

World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Alabama, Inc.	Alabama	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of New Mexico, Inc.	New Mexico	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Ohio, Inc.	Ohio	100% World Financial Group Insurance Agency, Inc.	Insurance agency

World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Alabama, Inc.	Alabama	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business

WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Mississippi, Inc.	Mississippi	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Property & Casualty Insurance Agency of Wyoming, Inc.	Wyoming	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

WFG Insurance Agency of Texas, Inc.	Texas	Record Shareholder—Jack Linder	Insurance agency

WRL Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency

WRL Insurance Agency of Massachusetts, Inc.	Massachusetts	100% WRL Insurance Agency, Inc.	Insurance agency

WRL Insurance Agency of Nevada, Inc.	Nevada	100% WRL Insurance Agency, Inc.	Insurance agency

WRL Insurance Agency of Wyoming, Inc.	Wyoming	100% WRL Insurance Agency, Inc.	Insurance agency

WRL Insurance Agency of Texas, Inc.	Texas	Record Shareholder – Daniel L. DeMarco	Insurance agency

Transamerica Life Insurance Company	Iowa	223,500 shares Common Stock owned by Transamerica Holding Company LLC; 42,500 shares Series A Preferred Stock owned by Transamerica Holding Company LLC.	Insurance

AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Co.	Marketing

AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements

Transamerica Financial Institutions, Inc.	Minnesota	100% AEGON Financial Services Group, Inc.	Life insurance and underwriting services

Professional Life & Annuity Insurance Company	Arizona	100% Transamerica Life Insurance Co.

Veterans Life Insurance Company	Illinois	100% Transamerica Holding Company LLC	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Peoples Benefit Services, Inc.	Pennsylvania	100% Veterans Life Insurance Company	Special-purpose subsidiary

Veterans Life Insurance Agency, Inc.	Maryland	100% Veterans Life Insurance Company	Insurance

TA Air V, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Air IX, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Air X, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Air XI, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Air XV, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Air XVIII, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Air XIX, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Heli I, Inc.	Delaware	100% TEFSC	Special purpose corporation

TA Marine I, Inc.	Delaware	100% TEFSC	Special purpose corporation

TA Marine II, Inc.	Delaware	100% TEFSC	Special purpose corporation

TA Marine IV, Inc.	Delaware	100% TEFSC	Special purpose corporation

TA Marine VI, Inc.	Delaware	100% TEFSC	Special purpose corporation

TA Marine V, Inc.	Delaware	100% TEFSC	Special purpose corporation

TA Marine III, Corp.	Delaware	100% TEFSC	Special purpose corporation

TA Public Finance Air I, Corp.	Delaware	100% TEFSC	Special purpose corporation

Transamerica Vendor Financial Service Corporation	Delaware	100% TDFC	Provides commercial leasing

Transamerica Flood Hazard Certification, Inc.	Delaware	100% TFC	Flood Zone certification service

Transamerica Home Loan	California	100% TFC	Consumer mortgages

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Public Finance, LLC	Delaware	70% TFC	Financial Services

Transamerica Advisors, Inc.	California	100% TSC	Retail sale of investment advisory services

Transamerica Annuity Service Corp.	New Mexico	100% TSC	Performs services required for structured settlements

TBK Insurance Agency of Ohio, Inc.	Ohio	100% Transamerica Financial Advisors, Inc.	Variable insurance contract sales in state of Ohio

Transamerica Financial Resources Agency of Alabama, Inc.	Alabama	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Financial Resources Ins. Agency of Massachusetts, Inc.	Massachusetts	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker

Transamerica Financial Resources Ins. Agency of Nevada, Inc.	Nevada	100% Transamerica Fin. Financial Advisors, Inc.	Insurance agent & broker

Transamerica International Insurance Services, Inc. (“TIISI”)	Delaware	100% TSC	Holding & administering foreign operations

AEGON Canada Inc. (“ACI”)	Canada	100% TIHI	Holding company

Transamerica Life Canada	Canada	100% ACI	Life insurance company

Home Loans and Finance Ltd.	U.K.	100% TIISI	Inactive

Transamerica Occidental Life Insurance Company (“TOLIC”)	Iowa	100% TSC	Life insurance

NEF Investment Company	California	100% TOLIC	Real estate development

Transamerica China Investments Holdings Limited	Hong Kong	99% TOLIC	Holding company

Transamerica Life Insurance and Annuity Company (“TALIAC”)	N. Carolina	100% TOLIC	Life insurance

Transamerica Assurance Company	Missouri	100% TALIAC	Life and disability insurance

Gemini Investments, Inc.	Delaware	100% TALIAC	Investment subsidiary

Transamerica Life Insurance Company of New York	New York	100% TOLIC	Insurance sales

USA Administration Services, Inc.	Kansas	100% TOLIC	Third party administrator

Transamerica Products, Inc. (“TPI”)	California	100% TSC	Holding company

Transamerica Products I, Inc.	California	100% TPI	Co-general partner

Transamerica Securities Sales Corp.	Maryland	100% TSC	Life insurance sales

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Service Company (“TSC”)	Delaware	100% TIHI	Passive loss tax service

Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corp.	Reinsurance

Transamerica Intellitech, Inc.	Delaware	100% TFC	Real estate information and technology services

Transamerica Investment Services, Inc. (“TISI”)	Delaware	100% Transamerica Corp.	Investment adviser

Transamerica Real Estate Tax Service, Inc.	Delaware	100% TFC	Real estate tax reporting and processing services

Transamerica Realty Services, LLC (“TRS”)	Delaware	100% Transamerica Corp.	Real estate investments

Bankers Mortgage Company of CA	California	100% TRS	Investment management

The Gilwell Company	California	100% TRS	Ground lessee of 517 Washington Street, San Francisco

Transamerica Affordable Housing, Inc.	California	100% TRS	General partner LHTC Partnership

Transamerica Minerals Company	California	100% TRS	Owner and lessor of oil and gas properties

Transamerica Oakmont Corporation	California	100% TRS	General partner retirement properties

AEGON Capital Management, Inc.	Canada	100% TIHI	Investment counsel and portfolio manager

AEGON Dealer Services Canada, Inc.	Canada	100% National Finance Corporation	Mutual fund dealer

AEGON Fund Management, Inc.	Canada	100% TIHI	Mutual fund issuer

Edgewood IP, LLC	Iowa	100% TOLIC	Limited liability company

Emergent Business Capital Holdings, Inc.	Delaware	100% Transamerica Small Business Capital, Inc.	Small business capital and mezzanine financing company

Financial Resources Insurance Agency of Texas	Texas	100% Transamerica Financial Advisors, Inc.	Retail sale of securities products

Money Concept (Canada) Limited	Canada	100% National Financial Corporation	Financial services, marketing and distribution

National Financial Corporation	Canada	100% AEGON Canada, Inc.	Holding company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
National Financial Insurance Agency, Inc.	Canada	100%Money Concept (Canada) Limited	Insurance agency

Quantitative Data Solutions, LLC	Delaware	60% owned by TOLIC; 40% owned by Primary Knowledge, Inc.	Special purpose corporation

TA Steel I LLC	Delaware	100% TEFSC	Special purpose corporation

Transamerica Aviation 041 Corp.	Delaware	100% TEFSC	Special purpose corporation

Transamerica Aviation 400 Corp.	Delaware	100% TEFSC	Special purpose corporation

Transamerica Avaiation LLC	Delaware	100% TEFSC	Special purpose corporation

Transamerica Consultora Y Servicios Limitada	Chile	95% TOLIC; 5% Transamerica International Re(Bermuda), Ltd.	Special purpose limited liability corporation

Transamerica Financial Advisors, Inc.	Delaware	100% TSC	Broker/dealer

Transamerica Investors, Inc.	Maryland	Maintains advisor status	Advisor

Transamerica Pyramid Properties LLC	Iowa	100% TOLIC	Realty limited liability company

Transamerica Realty Investment Properties LLC	Delaware	100% TOLIC	Realty limited liability company

Transamerica Technology Services Limited	UK	100% Transamerica Commercial Finance Limited	Service company

Transamerica Technology Finance Corporation	Delaware	100% Transamerica Commercial Finance Corporation, II	Commercial lending and leasing

WFG Securities of Canada, Inc.	Canada	100% Work Financial Group Holding Company of Canada, Inc.	Mutual fund dealer

World Financial Group Holding Company of Canada, Inc.	Canada	100%TIHI	Holding company

World Financial Group Subholding Company of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company

Item 27.	Number of Contract Owners

Non-Qualified: 84

Qualified: 3

Item 28.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies procedures for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

AFSG Securities Corporation

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman Director and President	Thomas R. Moriarty Vice President

Frank A. Camp Secretary	Teresa L. Stolba Assistant Compliance Officer

Lisa Wachendorf Director, Vice President and Chief Compliance Officer	William G. Cummings Controller, Treasurer and Vice President

Anne M. Spaes Director and Vice President	Priscilla Hechler Assistant Vice President and Assistant Secretary

Emily Bates Assistant Treasurer	Darin D. Smith Vice President and Assistant Secretary

Clifton W. Flenniken, III Assistant Treasurer

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VL A and Legacy Builder Variable Life Separate Account. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account C, TFLIC Series Life Account (formerly AUSA Series Life Account), TFLIC Series Annuity Account (formerly AUSA Series Annuity Account) and TFLIC Series Annuity Account B (formerly AUSA Series Annuity Account B). These accounts are separate accounts of Transamerica Financial Life Insurance Company (formerly AUSA Life Insurance Company, Inc.).

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for WRL Series Life Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Company of Ohio.

AFSG Securities Corporation serves as principal underwriter for Transamerica Occidental Life Separate Account VUL-3, Separate Account VA G, Separate Account VA H and Separate Account VA-2L. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA-2LNY. This account is a separate account of Transamerica Financial Life Insurance Company (formerly Transamerica Life Insurance Company of New York).

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Transamerica Financial Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.	Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.	Undertakings

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b) Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Contract application that an applicant can check to request a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request at the address or phone number listed in the Prospectus.

(d) Registrant hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Depositor.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 7th day of November, 2003.

SEPARATE ACCOUNT VA-5NLNY

TRANSAMERICA FINANCIAL LIFE
INSURANCE COMPANY (DEPOSITOR)

By:	/s/ Frank A. Camp
Frank A. Camp Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

*	Chairman of the Board Director	November 7, 2003
Mark W. Mullin

*	Vice President, Assistant Secretary, and Director	November 7, 2003
Robert S. Rubinstein

*	Treasurer	November 7, 2003
Brenda K. Clancy

*	Director	November 7, 2003
Marc C. Abrahms

*	Director	November 7, 2003
James T. Byrne, Jr.

*	Director	November 7, 2003
Robert F. Colby

*	Director	November 7, 2003
Colette F. Vargas

*	Director	November 7, 2003
William Brown, Jr.

*	Director	November 7, 2003
William L. Busler

*		Director	November 7, 2003
Steven E. Frushtick

*		Director	November 7, 2003
Peter G. Kunkel

*		Director	November 7, 2003
Peter P. Post

*		Director	November 7, 2003
Cornelis H. Verhagen

*		Secretary and Corporate Counsel	November 7, 2003
Craig D. Vermie

*By:	/s/ Frank A. Camp Frank A. Camp	Attorney-in-Fact pursuant to powers of attorney filed previously and herewith, and in his own capacity as Frank A. Camp	November 7, 2003